Mail Stop 3561

						January 27, 2006

Mr. George S. Ginsberg, Esq.
Long Beach Acceptance Corp.
One Mack Centre Drive
Paramus, New Jersey  07652

	Re:	Long Beach Acceptance Receivables Corp.
		Registration Statement on Form S-3
		Filed December 30, 2005
		File No. 333-130780

Dear Mr. Ginsberg:

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. While the facing and signature pages of your registration statement indicate that the co-registrants are Long Beach Acceptance
Receivables Corp. and Long Beach Acceptance Receivables Corp. II, the
EDGAR filers appear to be Long Beach Acceptance Corp. and Long
Beach
Acceptance Corp. II.  Please revise or advise as appropriate.

2. We note that you have provided a list of each issuing entity established by either co-registrant, along with the CIK numbers and certain filing information for each such entity. Please also confirm that each of the co-registrants and each of the listed entities have been current and timely with Exchange Act reporting during the last
12 months.

3. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule
424(b)
prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

4. We note your disclosure on page 23 of the base prospectus indicating that a series may include the types of specific derivative arrangements listed on page 23 or "any other similar agreement or arrangement." Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise as necessary.

5. We note from your cover letter that many of the exhibits listed on the exhibit index will be updated to conform with Regulation AB and will be filed prior to the effectiveness of the registration statement. Please ensure that your disclosure throughout the document is updated to reflect the revised terms of the agreements if applicable. Additionally, please provide us with a copy of the sale and servicing agreement marked to show the revisions that have been made to comply with Regulation AB.

6. Please provide a separately captioned section that describes the affiliations among the parties involved in the transaction with a clear description, or chart, of the nature of the affiliations.
Refer to Item 1119 of Regulation AB for guidance.

7. Please expand the disclosure in either the prospectus supplement or the base prospectus to provide more specific information regarding the past experience of the sponsor/servicer and the trustees. For example, it does not appear that you have provided information regarding the size, composition and growth of the portfolio of the sponsor/servicer, as called for by Items 1104(c) and 1108(b)(2) of Regulation AB. Additionally, while we note your statement that the owner trustee and the indenture trustee have served as trustee for "numerous securitization transactions and programs involving pools of automobile contracts," you should expand your disclosure to provide more specific information regarding such experience.

Prospectus Supplement

General

8. We note your disclosure on page 2 indicating that investors should
rely on the information in the prospectus supplement if
information
concerning the notes varies between the prospectus supplement and base prospectus. Please note that disclosure in prospectus supplements may enhance disclosure in the base prospectus but should not contradict it.  See Section III.A.3(b) of SEC Release No. 33-
8518
and revise accordingly.

Cover Page

9. Please revise to include the aggregate principal amount of the securities offered and the distribution frequency on the cover page.
See paragraphs (e) and (g) of Item 1102 of Regulation AB.

Where You Can Find More Information, page 2

10. Revise your disclosure to accurately reflect the Commission`s new address at 100 F Street, NE, Washington, DC 20549.

Summary

11. We encourage you, in an appropriate place, to provide a graphic illustration(s) of the flow of funds and payment priorities and allocations, including any subordination features, to assist investors in understanding the payment flow on all classes of issued notes. Refer to Item 1103(a)(3)(vi) of Regulation AB.

Use of Proceeds, page S-16

12. We note that the depositor may use the net proceeds to pay its debt, including "warehouse" debt that may be owed to one or more of the underwriters or their affiliates. Please expand the disclosure in your prospectus supplement to disclose the amount of expenses incurred in connection with the selection and acquisition of the pool assets payable from the offering proceeds. Additionally, separately identify the type and amount of expenses paid to each transaction party or affiliate. Refer to Item 1107(j) of Regulation AB.

13. As a follow-up to the comment above, we note that you have included bracketed language in this section regarding a capitalized interest account. If you plan to use a capitalized interest account, you should revise throughout the prospectus supplement to provide more information in the summary and in the body of the document explaining the purpose and terms of any such account.

The Insurer, page S-41

14. We note your statement that no representation or warranty is made by the depositor, the issuing entity or the underwriters with respect to the information provided by the insurer. Please note that a disclaimer of liability for material information provided by the issuer or underwriters or any of their affiliates is not appropriate.
Please revise the disclaimer here, and delete any other similar disclaimers in the prospectus.

Ratings, page S-62

15. We note your disclosure regarding the ratings of the securities.
Also include a discussion of any continued monitoring of the ratings.
Refer to Item 1120 of Regulation AB for guidance.

Base Prospectus

Summary of Prospectus, page 1

16. We note from the sixth bullet point on page 2 that a series may have a revolving feature. Please include bracketed language to disclose in the summary of the prospectus supplement the information required by Item 1103(a)(5)(i), (iii), (iv), (v) and (vi), as applicable. Additionally, confirm that any such revolving period would be limited to three years from the date of issuance.

Description of the Securities

Soft Bullets, page 25

17. Please expand your disclosure in this section to clarify how payments are made on "soft bullet" securities. For example, you should revise to better explain what types of forward purchases and liquidity arrangements you will use and the types of circumstances under which the issuing entity would not be able to make principal payments on the dates they are due.

Indexed Securities, page 26

18. It appears that you contemplate linking payments on the securities to changes in the price of an index of securities or commodities. Please note that payments on securities based on the value of an equity or commodity would not meet the definition of an asset-backed security under Regulation AB. Refer to Item 1101(c)(1)
of Regulation AB and the discussion of the definition of asset-backed security in Section III.A.2 in SEC Release No. 33-8518. Please delete the referenced sources or provide an analysis to explain how such referenced sources would meet the definition of an asset backed security under Regulation AB.

Credit and Cash Flow Enhancements, page 37

19. Please expand your disclosure in this section to provide a general description of the types of credit enhancement listed on page
37. For example, what are the third party payments to which you refer? Additionally, while we note that you have referenced the use of derivatives throughout the base prospectus, you should revise to include a separate section describing the types of derivative arrangements you may enter into. In this regard, we note that you should also revise to clarify that "derivative arrangements" will be limited to interest rate or currency swaps or advise us how the anticipated arrangements would meet the definition of asset backed security. Refer to Section III.A.2.a. of the Regulation AB Adopting
Release (Release No. 33-8518; 34-50905) and Item 1115 of
Regulation
AB.

20. It appears from the disclosure in your summary and on page 38 that credit enhancement for one series of notes may be used to cover other series of notes. Please provide us with a legal analysis as to why this arrangement is consistent with the definition of an asset-backed security.

Part II

Undertakings, page II-4

21. Please update this section to provide all of the undertakings required by revised Item 512(a) of Regulation S-K or advise.

Signatures

22. Please revise to provide all of the signatures required by Form
S-3, including the signatures of the CEO, CFO and controller or principal accounting officer. See Form S-3, instructions for signatures.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact Melinda Kramer at (202) 551-3726. If you need further assistance, you may contact me at (202) 551-3454.

								Sincerely,


								Sara D. Kalin
								Branch Chief-Legal

cc:	Via Facsimile (212) 259-6333
	Mr. Howard Schickler, Esq.
	Dewey Ballantine LLP
	Telephone: (212) 259-7008

Mr. George S. Ginsberg, Esq.
Long Beach Acceptance Receivables Corp.
January 27, 2006
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